Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 28, 2008, relating to the consolidated financial statements of Pro-Pharmaceuticals, Inc. for the year ended December 31, 2007 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, “Accounting For Uncertainty in Income Taxes” on January 1, 2007, and to the substantial doubt about the Company’s ability to continue as a going concern) appearing in the Annual Report on Form 10-K of Pro-Pharmaceuticals, Inc. for the year ended December 31, 2008.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

May 14, 2009